

May 12, 2011

Ms. Judy Bruner
Chief Financial Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

  Re: **SanDisk Corporation**
    Form 10-K for the Fiscal Year Ended January 2, 2011
    Filed February 23, 2011
    Form 10-Q for the Quarterly Period Ended April 3, 2011
    Filed May 11, 2011
    File No. 000-26734

Dear Ms. Bruner:

  We have reviewed your letter dated April 11, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 30, 2011.

Form 10-K for the Fiscal Year Ended January 2, 2011

Item 8. Financial Statements and Supplementary Data

Note 10 – Income Taxes, page F-39

1. We note the impact your foreign earnings had on your effective tax rate in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. See Rule 4-08(h)(2) of Regulation S-X.

Ms. Judy Bruner
SanDisk Corporation
May 12, 2011
Page 2

Form 10-Q for the Quarterly Period Ended April 3, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 42

2.   We note your provision for income taxes for the three months ended April 3, 2011 differs from the U.S. statutory tax rate due to the tax impact of earnings from foreign operations, among other things. Tell us how you considered providing disclosures that explain how having earnings in countries where you have different statutory tax rates impacts your effective income tax rates and obligations. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

        You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                                        Sincerely,

                                                        /s/ Patrick Gilmore

                                                        Patrick Gilmore
                                                        Accounting Branch Chief